SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12B-25

                        Commission File Number: 000-25416

                         NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K and Form 10-KSB   |_| Form 11-K   |_| Form 20-F
               |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

               For Period Ended:    March 31, 2006

               |_|  Transition Report on Form 10-K
               |_|  Transition Report on Form 20-F
               |_|  Transition Report on Form 11-K
               |_|  Transition Report on Form 10-Q
               |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

          Universal Property Development and Acquisition Corporation
                  ------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)

          14255 U.S. Highway 1, Suite 209, Juno Beach, Florida 33408
          ----------------------------------------------------------
              (Address of Principal Executive Office) (Zip Code)

                                 (561) 630-2977
               --------------------------------------------------
               (Registrant's telephone number including area code)

                                   PART II
                            RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant was unable, without unreasonable effort or expense, to complete the accounting and documentation work necessary in order for the Registrant's consolidated financial statements for the quarter ended March 31, 2006 to be reviewed by its independent auditor on or before May 15, 2006. The Registrant entered into new business relationships, and altered existing relationships, during the quarter ended March 31, 2006, which required the Registrant to provide additional documentation to its independent auditors to complete the financial review process. The Registrant does not have a Chief Financial Officer. As a result, the Registrant was unable, without unreasonable effort or expense, to complete the work necessary to finalize the financial statement review process required for the Registrant's Form 10-QSB for the period ended March 31, 2006 prior to the May 15, 2006 filing deadline. Thus, the Registrant requires additional time to properly complete and file its Form 10-QSB for the fiscal quarter ended March 31, 2006.

      For the reasons set forth above, the Registrant could not file its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006 prior to the May 15, 2006 filing deadline without unreasonable effort or expense. The Registrant will file its Form 10-QSB for the fiscal quarter ended March 31, 2006 no later than the fifth day after the due date of that Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher J. McCauley, Vice-President, General Counsel          (561) 630-2977
--------------------------------------------------------------------------------
            (Name and Title)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


           Universal Property Development and Acquisition Corporation
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       May 15, 2006


                                              By /s/ Kamal Abdallah
                                                 -------------------------------
                                                 Kamal Abdallah, President

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